File No. 812 -______

Filed on August 1, 2016

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of the Application of

The Bank of New York Mellon Trust Company, National Association The Bank of New York Mellon

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING THE APPLICANTS NAMED ABOVE FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i) UNDER THE ACT

Communications, Notice and Order to:

Lincoln Finkenberg, Esq.
Associate General Counsel & Managing Director
The Bank of New York Mellon
225 Liberty Street
New York, NY 10286

With Copy to:

Anthony Nuland, Esq.
Ivy Wafford Duke, Esq.
Seward & Kissel LLP
901 K Street, N.W.
Washington, D.C. 20001
(202) 737-8833

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

**************************************		APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING ISSUERS OF ASSET-BACKED SECURITIES FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i) UNDER THE ACT.
In the Matter of the Application of:	*
The Bank of New York Mellon Trust Company, National Association The Bank of New York Mellon	* * * * * *
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File No. 812 - _____	*
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The Bank of New York Mellon Trust Company, National Association and The Bank of New York Mellon (each an "Applicant", and together, the "Applicants") seek an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act"), exempting issuers of asset-backed securities that are not registered as investment companies under the Act in reliance on Rule 3a-7 under the Act ("Issuers") from the requirements of Rule 3a-7(a)(4)(i) under the Act to the extent necessary to enable an Issuer to appoint any of the Applicants to act as a trustee in connection with the Issuer's asset-backed securities when any such Applicant is affiliated with an underwriter for the Issuer's asset-backed securities.

Applicants further request that any order of exemption issued by the Commission in response to this application also apply to an Issuer's future appointment of any other entity controlling, controlled by, or under common control (as defined in Section 2(a)(9) of the Act) with any of the Applicants as a trustee in connection with an Issuer's asset-backed securities. Applicants represent that any other entity that relies on the order in the future will comply with the terms and conditions of the application. Any existing entity currently intending to rely on the requested order has been named as an Applicant.

I.	BACKGROUND
A.	Description of the Applicants and Asset-Backed Securities Transactions
1.	Applicants
Both Applicants are wholly-owned direct subsidiaries of The Bank of New York Mellon Corporation ("The Bank of New York Mellon Corporation"). The Bank of New York Mellon Corporation is a corporation organized under the laws of Delaware and a bank holding company that has elected to be treated as a financial holding company under the Bank Holding Company Act of 1956, as amended. Its principal business is to act as a holding company for its subsidiaries, including the Applicants. The Bank of New York Mellon Corporation and its consolidated subsidiaries constitute a diversified financial services company. Through its direct and indirect subsidiaries, The Bank of New York Mellon Corporation provides investment management, private wealth services and investment services, including custody services, corporate trust services, clearing services, collateral management services, credit services, securities brokerage, foreign exchange services, derivatives, depositary receipt services and cash management services. The Bank of New York Mellon Corporation manages and services assets for financial institutions, corporations and individual investors in 35 countries and more than 100 markets.  As of March 31, 2016, The Bank of New York Mellon Corporation had $29.1 trillion in assets under custody or administration, or both, and $1.6 trillion in assets under management. The Bank of New York Mellon Corporation was the first company listed on the New York Stock Exchange (NYSE symbol: BK).

Each Applicant is frequently selected to act as trustee in connection with asset-backed securities issued by Issuers. Each Applicant is an established bank that directly or through its affiliates, other than any underwriter, has the staff, systems, and resources to provide corporate trust and related services for such transactions.

2.	Asset-Backed Securities Transactions.
a.	Structure
An asset-backed securities ("ABS") transaction typically involves the transfer of assets by a seller, usually by a "sponsor," to a bankruptcy remote special purpose corporate or trust entity that is established for the sole purpose of holding the assets and issuing ABS to investors (an "ABS Transaction"). Payments of interest and principal on the ABS depend primarily on the cash flow generated by the pool of assets owned by the Issuer. ABS may be structured as debt or equity securities. ABS in the form of pass-through or other certificates representing an interest in a trust have been considered to be equity securities because they evidence indivisible fractional interests in a pool of assets held by the trust that are entitled to receive cash distributions to the extent of collections on the underlying assets.

The parties to an ABS Transaction typically enter into several transaction agreements, including a pooling and servicing agreement or an indenture and sale and servicing agreement, depending on the structure of the particular transaction. These agreements provide for the holding of the assets by the Issuer and define the rights and responsibilities of the parties to the transaction (the "Transaction Documents"). The operative Transaction Document governing the trustee is referred to herein as the "Agreement."
b.	Parties to ABS Transaction
1.	Sponsor
The sponsor of an ABS Transaction may be the seller of the financial assets to be transferred to the Issuer, may represent the interests of the seller, or may represent the interests of the person for whose benefit the Issuer is created. The sponsor assembles the pool of assets by purchasing or funding them, describes them in the offering materials, and retains the underwriter to sell interests in the assets to investors. The sponsor determines the structure, drafts the documents, and prices the ABS Transaction. The sponsor selects the other parties to the ABS Transaction, including the underwriter(s), the servicer(s), and the trustee. The sponsor will normally be protected from liability related to the assets transferred to the Issuer by representations and warranties from selling asset holders, opinions from experts and counsel, and the sponsor's and its agents' due diligence. In some cases, the sponsor will have continuing obligations in respect of the pool of assets, such as the obligation to add or replace assets if the assets in the pool drop below certain value thresholds or do not meet the criteria set forth in the transaction documents. In other cases, the sponsor will have no continuing role or contact with the pool of assets once the transfers to the Issuer are made and the ABS are sold to investors.

2.	Servicer
The servicer, either directly or through subservicers, manages the assets that the Issuer holds. The servicer typically collects all the income from the assets and remits it to the trustee, enforces the Issuer's rights in the assets as needed and may perform any evaluations needed to substitute assets. The servicer reports information about how the assets are performing to security holders, usually through the trustee. This information is used to determine the payment stream to holders of securities and losses, if any. The servicer may also determine other allocations of funds to reserves and to purchases of other assets. The servicer pays the income from the assets held by the Issuer over to the trustee, and the trustee uses the income, as instructed by the servicer and/or as provided by the Agreement, to pay interest and principal on the ABS, to fund reserve accounts and purchases of additional assets, to reimburse or pay transaction party expenses and to make other payments, including fees owed to the trustee and other parties to the ABS Transaction.

3.	Trustee
The sponsor of an ABS Transaction selects the trustee and other parties that participate in the transaction. In selecting a trustee, the sponsor generally seeks to obtain customary trust administrative and related services for the Issuer at a minimal cost.1 The sponsor usually has substantial experience in ABS offerings and would rely on its own assessment of trustee performance and fees in choosing a trustee. In some instances, other parties to an ABS Transaction may provide recommendations to a sponsor about potential trustees. Rating agencies and other unaffiliated transaction participants, including financial guarantors or derivative counterparties, may influence the selection of a trustee based on, among other things, the past performance of a trustee or its backup servicer capabilities. An underwriter also may provide advice to the sponsor about trustee selection based on, among other things, the underwriter's knowledge of the pricing and expertise offered by a particular trustee in light of the contemplated transaction.

If an underwriter affiliated with an Applicant recommends a trustee to a sponsor, both the underwriter's recommendation and any selection of an Applicant by the sponsor will be based upon customary market considerations of pricing and expertise, among other things, and the selection will result from an arms-length negotiation between the sponsor and Applicant. An Applicant will not price its services as a trustee in a manner designed to facilitate its affiliate being named underwriter.

The trustee's role in an ABS Transaction is specifically defined by the Agreement, and under the Agreement the trustee is typically not expected or required to perform discretionary functions. The provisions in these Agreements regarding a trustee's duties vary little among transactions but typically include:

•	distributing principal and interest payments;
•	providing back-up advances for mortgage-backed securities;
•	providing investor reporting;
•	safeguarding collateral documents;
•	monitoring periodic covenant compliance;
•	holding beneficial title to collateral;
•	acting as registrar and transfer agent; and
•	enforcing remedies after an event of a default.[2]

An ABS trustee may also act as a backup servicer or perform other functions that are purely ministerial and non-discretionary such as calculating the waterfall and performing calculations involving, among other things, analysis of pool assets (e.g., determining the ratio of performing to non-performing assets), amortization schedules, and interest payments.

1 See American Banker's Association, The Trustee's Role in Asset Backed Securities (Nov. 9, 2010) ("ABA White Paper"), available at http://www.aba.com/documents/pres/RoleoftheTrusteeinAsset-BackedSecuritiesJuly2010.pdf.
2 Id.

The trustee usually becomes involved in an ABS Transaction after the substantive economic terms have been negotiated between the sponsor and the underwriters. The trustee reviews the Agreement for trustee performance feasibility and potential trustee liability and may negotiate with the sponsor the terms pertaining to its duties, responsibilities, and protections.3 The trustee does not monitor any service performed by, or obligation of, an underwriter, whether or not the underwriter is affiliated with the trustee, and the obligations of an underwriter under an underwriting agreement are enforceable against the underwriter only by the sponsor. In the unlikely event that an Applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer, an Applicant will resign as trustee for the Issuer, consistent with the requirements of Rule 3a-7(a)(4)(i) and the terms of the Agreement. In such an event, the Applicant will incur the costs associated with the Issuer's procurement of a successor trustee.

4.	Underwriter
The sponsor selects one or more underwriters to purchase the Issuer's securities and resell them or to place them privately with buyers obtained by the underwriter. The underwriter for an ABS offering performs essentially the same functions as an underwriter for an operating company offering. ABS underwriters differ from underwriters for other public offerings only in that they likely have extensive background and specific expertise in structuring and marketing ABS.4 The sponsor enters into an underwriting agreement with the underwriter that sets forth the responsibilities of the underwriter with respect to the distribution of the ABS and includes representations and warranties regarding, among other things, the underwriter and the quality of the Issuer's assets. As noted above, the obligations of the underwriter under the underwriting agreement are enforceable against the underwriter only by the sponsor. The underwriter and its counsel and other experts will usually conduct a "due diligence" review of the assets, the structure of the transaction, and the parties involved to obtain protections under the securities laws and comfort that the prospectus or other sales document is accurate.

The underwriter may assist the sponsor in the organization of an Issuer by providing advice, based on its expertise in ABS Transactions, on the structuring and marketing of the ABS. This advice may relate to the risk tolerance of investors, the type of collateral, the predictability of the payment stream, the process by which payments are allocated and down-streamed to investors, the way that credit losses may affect the trust and the return to investors, whether the collateral represents a fixed set of specific assets or accounts, and the use of forms of credit enhancements to transform the risk-return profile of the underlying collateral. Any involvement of an underwriter in the organization of an Issuer that occurs is limited to helping determine the assets to be pooled, helping establish the terms of the ABS to be underwritten, and providing the sponsor with a warehouse line of credit for the assets to be transferred to the Issuer in connection with, and prior to, the related securitization. As noted above, an underwriter also may provide advice to a sponsor regarding the sponsor's selection of a trustee for the Issuer; however, an underwriter's role in structuring a transaction would not extend to determining the obligations of a trustee, and the underwriter is not a party to the Agreement.

3 Id.
4 In 2014, the top ten lead bookrunners represented over 83% of issuances of U.S. ABS. Data made available by Asset-Backed Alert at www.abalert.com/ranking.pl.

The underwriter is not a party to the Transaction Documents, and, except for arrangements involving credit or credit enhancement for an Issuer or remarketing agent activities, typically has no role in the operation of the Issuer after its issuance of securities.5

c.	The Agreement
Like most Transaction Documents, the Agreement is largely standardized, serves to facilitate credit agency and investor review, and has little substantive variation from the documentation used in similar transactions except as may be required by structural or collateral type differences among transactions.6 The Agreement normally provides for events of servicer default, liquidation waterfalls, and limitations on enforcement rights to rights against only the assets held by the Issuer and not against the seller of the assets to the Issuer.

The responsibilities of the trustee as set forth in the Agreement are narrowly circumscribed and limited to those that the trustee expressly accepts (except after an event of default). See Section II.B.2. below. The trustee negotiates the provisions applicable to it directly with the sponsor and is then appointed by, and enters into the Agreement with, the Issuer. In recognition of the trustee's limited role, the Agreement normally provides for expert input from independent accountants, attorneys, or others when information needs to be audited or verified.

II.	APPLICABLE LAW AND RELIEF REQUESTED
A.	Proposed Relief With Respect to Rule 3a-7
The Commission adopted Rule 3a-7 in recognition of the increasing importance of ABS Transactions in the financial markets based on the recommendation of the Division of Investment Management (the "Division") in its 1992 report, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION (the "1992 Report").7 Prior to the adoption of Rule 3a-7, Issuers fell within the definition of an investment company under Section 3(a) of the Act and, absent qualifying for exemptions from the Act under Section 3(c)(5) or obtaining exemptive orders from the Commission, were subject to a regulatory regime under which they could not operate. In adopting Rule 3a-7, the Commission stated that it intended to "remove an unnecessary barrier to the use and development of structured financings".8

5 Although an underwriter typically may provide credit or credit enhancement for an Issuer or engage in remarketing agent activities, an underwriter affiliated with the Applicant will not so provide or so engage in such activities, as discussed below.
6 See ABA White Paper.
7 See SEC Division of Investment Management, Protecting Investors: A Half Century Of Investment Company Regulation, The Treatment of Structured Finance under the Investment Company Act 1-101 (1992).
8 Exclusion from the Definition of Investment Company for Structured Financings, Investment Company Act Rel. No. 19,105, 52 SEC Docket 2573 (Nov. 19, 1992) (the "Adopting Release") at 2573.

Under Rule 3a-7, an Issuer that meets certain conditions is deemed not to be an investment company under Section 3(a) of the Act. One of Rule 3a-7's conditions, set forth in paragraph (a)(4)(i) of the rule, requires, among other things, that the Issuer appoint a trustee9 that is not affiliated10 with the Issuer or with any person involved in the organization or operation of the Issuer (the "Independent Trustee Requirement"). In adopting Rule 3a-7, the Commission declined to follow the suggestion of one commenter that the affiliated persons precluded by the Independent Trustee Requirement should not include an underwriter because the underwriter does not generally play any significant role in the organization and operation of an issuer beyond distributing the issuer's securities.11 Therefore, based on the Commission's statements in the Adopting Release, the phrase "person involved in the organization or operation of the Issuer" includes an underwriter, and Rule 3a-7(a)(4)(i) prohibits an Issuer from appointing a trustee that is affiliated with an underwriter.

Section 6(c) of the Act gives the Commission the authority to exempt any person or transaction or any class of persons or transactions from any provision of, or rule under, the Act if the exemption:

(1)            is necessary or appropriate in the public interest;
(2)            is consistent with the protection of investors; and
(3)            the purposes fairly intended by the policy and provisions of the Act.

Applicants each request an exemption under Section 6(c) from Rule 3a-7(a)(4)(i) to the extent necessary to permit an Issuer to appoint an Applicant as a trustee to the Issuer when such Applicant is affiliated with an underwriter involved in the organization of the Issuer. Exemptive relief from Rule 3a-7's "Independent Trustee Requirement" is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the following reasons:

(1)            Due to changes in the banking industry, the Independent Trustee Requirement imposes an unnecessary regulatory limitation on trustee selection and causes market distortions by leading to the selection of trustees for reasons other than customary market considerations of pricing and expertise. This result is disadvantageous to the ABS market and to ABS investors.

(2)            Due to the timing and nature of the roles of the trustee and the underwriter in ABS Transactions and under the conditions herein proposed, an Applicant's affiliation with an underwriter would not result in a conflict of interest or possibility of overreaching that could harm investors.

9 The Rule requires the trustee to be a bank that meets the requirements of section 26(a)(1) of the Act governing trustees of unit investment trusts.
10 For the purposes of Rule 3a-7(a)(4)(i), an affiliate is as defined under Rule 405 under the Securities Act of 1933, as amended. Under Rule 405, an "affiliated" person is a person who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.
11 See Adopting Release at 2584 (citing Letter from Chemical Bank to Jonathan G. Katz (Aug. 3, 1992) (the "Chemical Bank Letter")).

(3)            Permitting an Applicant to act as a trustee to an Issuer when it is affiliated with an underwriter to the Issuer under the conditions herein proposed is consistent with the policies and purposes of Rule 3a-7(a)(4)(i)'s Independent Trustee Requirement in particular and Rule 3a-7 in general and would not implicate the concerns underlying the Independent Trustee Requirement.

B.	Discussion
1.	Changes in the Banking Industry
As noted, Rule 3a-7 was intended to prevent unwarranted and unintended barriers to Issuers. Developments in the banking industry in recent years since the Commission adopted Rule 3a-7 have caused the Rule 3a-7 limitation on affiliations between a trustee and an underwriter to become precisely such a barrier to the selection of otherwise qualified trustees. Exemptive relief permitting such affiliations would be consistent with the intent of Rule 3a-7 and is necessary and appropriate in the public interest in light of recent banking industry changes.

The Commission noted when it proposed Rule 3a-7 in 1992 that the Independent Trustee Requirement "would not depart from industry practice", because "virtually all trustees are unaffiliated with the other parties involved in" an ABS Transaction.12 The absence of trustee affiliations was primarily due to the limitations imposed on permissible bank activities at the time. Due to: (a) consolidation of the banking industry, (b) economic and other business factors, and (c) the expansion of banks into investment banking, including the underwriting of securities issued by Issuers, most trustees that provide services to Issuers, including the Applicants, have affiliations with underwriters to Issuers. As a result, when, as is frequently the case, an affiliate of an Applicant is selected to underwrite ABS in an ABS Transaction, Rule 3a-7(a)(4)(i) generally prevents the Applicant from serving as trustee for the Issuer.

(a)            Consolidation within the financial industry that occurred throughout the 1990's as a result of bank mergers and sales and related acquisitions of trustee servicing businesses by banks has resulted in a significant decrease in recent years in the number of bank trustees providing services to Issuers. The  global financial crisis, which saw the elimination of several prominent banks from the market, also contributed to this consolidation in the banking industry. During 2014, five bank trustees acted for 92% of over $196 billion in new U.S. ABS.13 The Applicants acted for 17% of all new U.S. ABS in 2014. By contrast, in 1991, the top five bank trustees acted for 60% of the approximately $63 billion of publicly-offered new ABS.14

12 Exclusion from the Definition of Investment Company for Certain Structured Financings, Investment Company Act Rel. No. 18736, 51 SEC Docket 940 (May 29, 1992) at 952.
13 Data made available by Asset-Backed Alert at https://www.abalert.com/rankings.pl. The data include public and private/Rule 144A ABS transactions (including certain mortgage-backed securities transactions) that are placed primarily in the United States. They exclude collateralized debt obligations and transactions completed through commercial paper conduits, as well as the derivative portions of synthetic issues.
14 Data provided by Asset-Backed Alert. See https://www.abalert.com/rankings.pl. We understand that the 1991 data include only public transactions, but since private transactions were an insignificant part of the market in 1991, we believe that the 1991 and 2014 data are comparable.

(b)            Economic and other business factors have also contributed to the trend toward fewer banks offering corporate trust services. The income realized from these services has been reduced due to competitive pricing pressures and the loss that the growth in book-entry securities caused in transactional fees and traditional float income associated with payments to investors. Expenses of providing the services have risen sharply because of increased technological and personnel costs, particularly in providing analytical services for increasingly complex structured finance arrangements.

(c)            The changes described above have been accompanied by the expansion of banks into investment banking. This expansion is due to changes in the securities underwriting business, including the enactment of the Gramm-Leach-Bliley Act ("GLBA")15 in 1999 and the progressive removal of legal barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Banks and bank affiliates are now significant participants in securities underwriting, particularly for ABS Transactions. For example, the Applicants have underwriting affiliates. Also, many ABS offerings are broadly syndicated through multiple underwriters, which increases the likelihood of an affiliation between an ABS underwriter and trustee, including the Applicants.

2.	Timing and Nature of the Roles of the Trustee and the Underwriter
Due to the structure of an ABS Transaction and the trustee's narrowly-defined role, an ABS trustee does not monitor the distribution of securities or any other activity which underwriters perform. Because of its narrowly-defined role, a trustee's opportunity, by reason of an affiliation with an underwriter or otherwise, to take actions that might benefit itself or the underwriter to the detriment of investors is not apparent. The trustee's role is narrowly defined, and the trustee is neither expected nor required to exercise discretion or judgment except after an event of default in the ABS transaction which is rare and, in any event, would take place, if at all, after the underwriter has terminated its role in the transaction. Any such post-default discretion or judgment is very limited as described more fully below. Exemptive relief is therefore appropriate and consistent with the protection of investors because an ABS trustee's affiliation with an underwriter for the Issuer would not result in a conflict or in the possibility of overreaching that could harm investors.

The trustee's role begins with the Issuer's issuance of its securities, and the trustee performs its role over the life of the Issuer. In contrast, the underwriter is chosen early in the ABS Transaction process, may help to structure the ABS Transaction, distributes the Issuer's securities to investors, and generally has no role subsequent to the distribution of the Issuer's securities. Consequently, given the nature and timing of their respective roles in an ABS Transaction, there is virtually no opportunity for a trustee and an affiliated underwriter to act in concert to benefit themselves at the expense of holders of the ABS either prior to or after the closing of the ABS Transaction.

15 P.L. 106-102 (Nov. 12, 1999).
16 Standard & Poor's Financial Services LLC, Global Structured Finance Default Study, 1978-2011 (Mar. 22, 2012).

Unlike a trustee for a corporate or municipal debt security that may need to pursue discretionary remedies against the issuer in the event of a default, a trustee for an Issuer has no operating entity to pursue for such remedies. The default risk for an Issuer is solely related to risks that arise from the composition and performance of the assets in the asset pool or the insolvency of the servicer or credit enhancer. In general, the chances of default of an Issuer are remote. According to a study by Standard & Poor's, for the year 2011 the annual default rate in investment grade-rated structured finance securities averaged 0.22%.16 According to a study by Fitch, Inc. ("Fitch"), the "impairment rate" (which rate includes both defaults and near defaults) in Fitch-rated structured finance securities was 1.6%.17

Typically, ABS provide for payments to investors of whatever, if anything, is available to them from the assets acquired pursuant to the Agreement. There is no payment default as such, although schedules of anticipated payments based on various assumptions are established when the transaction is structured and failure of these payments often has consequences under the Agreement, including ultimately liquidation of the Issuer. The ABS are non-recourse against the sponsor and seller. In other words, an investor's recourse is limited to realization against the assets, typically receivables that either (depending on the structure of the Issuer) have been pledged to or are held by the trustee. Where the ABS are "wrapped" with third-party credit enhancements, there may be additional recourse to the extent of such enhancement.

When liquidation is mandated by the Transaction Documents and circumstances of the transaction, the trustee will preserve the assets of the Issuer, using the available cash flow to make payments, disseminate information to investors and may be subject to the "prudent person" standard after an event of default. If a servicer of the Issuer assets defaults by failing to perform its obligations or due to its insolvency or bankruptcy, the trustee often has the contractual obligation to perform the obligations of the servicer until another servicer is selected. In either default scenario, the trustee typically would be limited by specific directions in the Agreement or of the Issuer's security holders provided in accordance with the voting requirements of the Agreement. The trustee of the Issuer has virtually no discretion to pursue anyone in any regard other than preserving and realizing on the assets. Therefore, no opportunity exists for the potential abuse of investors to benefit affiliated underwriters.

The duties of a trustee after an event of default are, as discussed above, limited to enforcing the terms of the Agreement for the benefit of debt holders as a "prudent person" would enforce such interests for his own benefit. Historically, the courts have been unwilling to expand trustees' powers and obligations post-default beyond those contemplated in the Agreement. Trustees are not required to pursue securities law or fraud claims on behalf of debt holders. Indeed, trustees often may be foreclosed from such enforcement because debt holders may have different and conflicting rights. The trustee's role is limited to administrative functions pursuant to the applicable Agreement.

17 Fitch, Inc., Fitch Ratings Global Structured Finance 2014 Transition and Default Study (Mar. 2015).
18 Although an underwriter affiliated with an Applicant will not have any role in the operation of the Issuer and therefore will not provide credit or credit enhancement to the Issuer, as noted above, the involvement of an underwriter affiliated with an Applicant in the organization of an Issuer for which such Applicant serves or will serve as trustee may include the provision of a warehouse line of credit to the sponsor.

In addition to the limitations and protections described above, exemptive relief is appropriate due to the additional protections against conflicts and overreaching provided by the conditions herein proposed. The conditions ensure that an Applicant would continue to act as an independent party safeguarding the assets of an Issuer regardless of an affiliation with an underwriter of the ABS and would not allow the underwriter any greater access to the assets, or cash flows derived from the assets, of the Issuer than if there were no affiliation. In addition, the conditions ensure that an Applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter. The conditions also ensure that no affiliated person of an Applicant, including an affiliated underwriter, will provide credit or credit enhancement to the Issuer and ensure that an affiliated underwriter will not engage in any remarketing agent activities for that Issuer, including involvement in any auction process in which the interest rates, yields, or dividends of the Issuer's ABS are reset at designated intervals.18 Furthermore, the conditions ensure that an Applicant will disclose in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders, its relationship to an affiliated underwriter and ensure that, in the unlikely event that an Applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer, the Applicant will resign as trustee for the Issuer and will incur the costs associated with the Issuer's procurement of a successor trustee.19

3.	Consistency with Policies and Purposes Underlying the Independent Trustee Requirement and the Rule
The participation of an Applicant and an affiliated underwriter in an ABS Transaction would not raise the concerns that the Independent Trustee Requirement was designed to address. In its recommendations in the 1992 Report, the Division discussed the need for the trustee to be independent. The Division stated that a trustee for the Issuer should not also act as a sponsor, servicer, or credit enhancer for the Issuer. The Division explained that the rationale for this recommendation was that the sponsor, which many times also acts as servicer, often is a bank that could be a qualified trustee. Without the prohibition on affiliation, the sponsor could act in all capacities, without any independent party monitoring the ABS Transaction. The Commission accepted the Division's recommendation by including in Rule 3a-7 the Independent Trustee Requirement. The concerns underlying the requirement, however, are not implicated if the trustee for an Issuer is independent of the sponsor, servicer, and credit enhancer for the Issuer, but is affiliated with an underwriter for the Issuer, because no one entity would act in all capacities in the issuance of the ABS and the operation of an Issuer. Each Applicant would continue to act as an independent party regardless of an affiliation with an underwriter of the ABS.20

19 The Applicant's resignation will be consistent with Rule 3a-7(a)(4)(i)'s requirement that the trustee execute an agreement or instrument concerning the Issuer's securities containing provisions to the effect set forth in section 26(a)(3) of the Act. Pursuant to Section 26(a)(3) of the Act, such agreement or instrument must provide "in substance, that the trustee … shall not resign until either (A) the trust has been completely liquidated and the proceeds of the liquidation distributed to the security holders of the trust, or (B) a successor trustee …, having the qualifications prescribed in paragraph (1), has been designated and has accepted such trusteeship …".
20 It is clear that the Independent Trustee Requirement prevents a trustee from being affiliated with a servicer or acting as a servicer. In the Adopting Release, however, the Commission stated that the rule "does not prevent a trustee from assuming the duties of servicer if the primary servicer is unable to perform its duties, or to perform other duties with respect to the operation of the financing." See Adopting Release at 2584. Consistent with the requirements of Rule 3a-7, an Applicant will not be affiliated with any servicer, and any of such Applicant's functions that could be characterized as servicing will be limited to acting as a backup servicer and performing other servicing functions typically performed by ABS trustees that are purely ministerial and non-discretionary. These functions include calculating the waterfall and performing calculations involving, among other things, analysis of pool assets (e.g., determining the ratio of performing to non-performing assets), amortization schedules, and interest payments.

The Commission specifically considered the question of allowing a trustee to be affiliated with an underwriter to an Issuer when it adopted Rule 3a-7. In the Adopting Release, the Commission responded to comment letters suggesting that certain trustee affiliations be permitted, including affiliation with an underwriter, by stating that the result could lead to a trustee monitoring the activities of an affiliate.21 As noted above, however, in practice, a trustee for an Issuer does not monitor the distribution of securities or any other activity performed by underwriters, and, therefore, exemptive relief permitting trustee-underwriter affiliations would not implicate the Commission's concerns.

In addition, exemptive relief permitting the participation of an Applicant and an affiliated underwriter in an ABS Transaction would be consistent with the broader purposes of Rule 3a-7. In adopting Rule 3a-7, the Commission stated its intent, consistent with investor protection, not to hamper the growth and development of the structured finance market. Despite this intention, for the reasons explained above, the Rule 3a-7 Independent Trustee Requirement has restricted market growth and development and produced an unwarranted burden on structured financings by prohibiting a trustee, such as an Applicant, from serving as a trustee in an ABS Transaction when it has an affiliation with an underwriter for the transaction.22 The requested exemption would allow the selection of a trustee for an ABS Transaction based on the trustee's qualification, rather than a technical regulatory restriction, and therefore would alleviate unnecessary market distortions that result from the current Independent Trustee Requirement.

C.	Proposed Conditions to Requested Relief

Each Applicant agrees that any order granting the requested relief will be subject to the following conditions:

21 In the Adopting Release, as noted above, the Commission rejected the suggestion made by commenters on proposed Rule 3a-7 that the rule permit a trustee to be affiliated with some of the participants that are involved in the organization operation of the Issuer, including the underwriter. See Chemical Bank Letter, supra note 11. The Chemical Bank Letter did not explain how its proposal would address the concerns underlying the Independent Trustee Requirement. For example, the Chemical Bank Letter did not explain an underwriter's role in the organization or operation of an Issuer.
22 We note also that, recognizing the disadvantages to investors and practical difficulties of trustee-underwriter affiliations in connection with ABS Transactions after GLBA, the Department of Labor (the "DOL") has changed its long-standing position with respect to underwriter exemptions (the "Underwriter Exemptions") from prohibited transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in order to allow a trustee to be affiliated with an underwriter for an Issuer. The Underwriter Exemptions are individual exemptions that provide relief from certain prohibited transaction restrictions of Sections 406(a), 406(b), and 407(a) of ERISA. See Department of Labor, Pension and Welfare Benefits Administration, Notice of Proposed Individual Exemption to Modify Prohibited Transaction Exemption 90-23 (PTE 90-23); Prohibited Transaction Exemption 90-31 (PTE 90-31); and Prohibited Transaction Exemption 90-33 (PTE 90-33) Involving J.P. Morgan Chase & Company and its Affiliates, 67 FR 2699 (Jan. 18, 2002); Prohibited Transaction Exemption 2002-19, 67 FR 14979 (Mar. 28, 2003) ("PTE 2002-19"); Proposed Amendment to Prohibited Transaction Exemption (PTE) Involving Bear Stearns & Co. Inc., Prudential Securities Incorporated, et al. 2000-58, 67 FR 36028 (May 22, 2002) ("Proposed PTE"), and Prohibited Transaction Exemption 2002-41, 67 FR 54487 (Aug. 22, 2002) ("Final PTE").

(1)	The Applicant will not be affiliated with any person involved in the organization or operation of the Issuer in an ABS Transaction other than the underwriter.
(2)	The Applicant's relationship to the affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders.
(3)	The underwriter affiliated with the Applicant will not be involved in the operation of an Issuer, and the affiliated underwriter's involvement in the organization of an Issuer will extend only to determining the assets to be pooled, assisting in establishing the terms of the ABS to be underwritten, and providing the sponsor with a warehouse line of credit for the assets to be transferred to the Issuer in connection with, and prior to, the related securitization.
(4)	No affiliated person of the Applicant, including the affiliated underwriter, will provide credit or credit enhancement to an Issuer if the Applicant serves as trustee to the Issuer.
(5)	The underwriter affiliated with the Applicant will not engage in any remarketing agent activities, including involvement in any auction process in which ABS interest rates, yields, or dividends are reset at designated intervals in any ABS Transaction for which the Applicant serves as trustee to the Issuer.
(6)	All of the affiliated underwriter's contractual obligations pursuant to the underwriting agreement will be enforceable by the sponsor.
(7)	Consistent with the requirements of Rule 3a-7(a)(4)(i), the Applicant will resign as trustee for the Issuer if the Applicant becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer.
(8)	The Applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter.

III.	PRECEDENT FOR RELIEF
The Commission has issued four exemptive orders with respect to the provisions of Rule 3a-7 under virtually identical circumstances.23

IV.	AUTHORIZATION
Under Rule 0-2(c)(l) under the Act, each Applicant states that, under the provisions of its articles of incorporation and by-laws, responsibility for the management of the affairs and business of the Applicant is vested with its Board of Directors. The execution and filing of this Application in the name and on behalf of each Applicant comply with all applicable requirements. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A and Exhibit B hereto, and the extracts of the resolutions or by-laws of the Applicants are attached as Exhibit C hereto, in accordance with Rule 0-2(c)(1).

V.	COMMUNICATIONS
Please direct any questions or communications regarding this Application to the persons named on the facing page of the Application.

REQUEST FOR ORDER

For the foregoing reasons, Applicants requests that the Commission enter an order pursuant to Section 6(c) of the Act granting the relief sought by this Application.

July 20, 2016

Respectively submitted,

The Bank of New York Mellon Trust Company, National Association

By:	/s/ Antonio Portuondo
	Name:	Antonio Portuondo
	Title:	President

The Bank of New York Mellon
By:	/s/ Richard Stanley
	Name:	Richard Stanley
	Title:	Executive Vice President

23 See In the Matter of U.S. Bank National Association, Investment Company Act Rel. No. 31916 (Nov. 24, 2015); In the Matter of MUFG Union Bank, N.A., Investment Company Act Rel. No. 31396 (Dec. 23, 2104); In the Matter of Citibank, N.A., Investment Company Act Rel. No. 28746 (May 26, 2009); In the Matter of Deutsche Bank Trust Company Americas, Investment Company Act Rel. No. 27673 (Jan. 23, 2007).

Exhibit A
State of California
County of Los Angeles, ss:
The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated July 20, 2016 for and on behalf of The Bank of New York Mellon Trust Company, National Association; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ Antonio Portuondo
	Name:	Antonio Portuondo
	Title:	President,
The Bank of New York Mellon Trust Company, National Association

Exhibit B
THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL ASSOCIATION, hereby certifies that:
1.	The Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Application") has been duly and validly executed and delivered in the name and on behalf of The Bank of New York Mellon Trust Company, National Association by Antonio Portuondo who was at the time of such execution and is now, a duly elected, qualified and acting President of The Bank of New York Mellon Trust Company, National Association.
2.	Antonio Portuondo was at the time of the execution and delivery and as of the date hereof is a duly elected officer of The Bank of New York Mellon Trust Company, National Association and is empowered so to act and his signature appearing on each such document is his genuine signature.
Attached hereto as Exhibit C is a copy of the excerpts of the By-laws of The Bank of New York Mellon Trust Company, National Association giving requisite authority to the above-referenced and certain other officers of The Bank of New York Mellon Trust Company, National Association to sign in the name and on behalf of The Bank of New York Mellon Trust Company, National Association, the Application and all other instruments necessary or proper in connection with the Application.
IN WITNESS WHEREOF, The Bank of New York Mellon Trust Company, National Association has caused this certificate to be executed in its corporate name by an officer thereunto duly authorized to be affixed hereto.
Dated: July 20, 2016
THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Patricia A. Bicket
Name: Patricia A. Bicket
Title: Corporate Secretary

Exhibit C
EXTRACTS OF THE AMENDED AND RESTATED BY-LAWS OF
 THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
ARTICLE V
SIGNING AUTHORITIES
Section 5.2.  Senior Signing Powers. Subject to the exception provided in Section 5.1, the President and any Executive Vice President is authorized to accept, endorse, execute or sign any document, instrument or paper in the name of, or on behalf of, the Association in all transactions arising out of, or in connection with, the normal course of the Association's business or in any fiduciary, representative or agency capacity and, when required, to affix the seal of the Association thereto. In such instances as in the judgment of the President, or any Executive Vice President may be proper and desirable, any one of said officers may authorize in writing from time-to-time any other officer to have the powers set forth in this section applicable only to the performance or discharge of the duties of such officer within his or her particular division or function. Any officer of the Association authorized in or pursuant to Section 5.3 to have any of the powers set forth therein, other than the officer signing pursuant to this Section 5.2, is authorized to attest to the seal of the Association on any documents requiring such seal.

Exhibit A
State of New York
County of New York, ss:
The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated July 20, 2016 for and on behalf of The Bank of New York Mellon; that he is the Executive Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard Stanley
	Name:	Richard Stanley
	Title:	Executive Vice President,
The Bank of New York Mellon

Exhibit B
THE BANK OF NEW YORK MELLON, hereby certifies that:
1.	The Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Application") has been duly and validly executed and delivered in the name and on behalf of The Bank of New York Mellon by Richard Stanley who was at the time of such execution and is now, a duly elected, qualified and acting Executive Vice President of The Bank of New York Mellon.
2.	Richard Stanley was at the time of the execution and delivery and as of the date hereof is a duly elected officer of The Bank of New York Mellon and is empowered so to act and his signature appearing on each such document is his genuine signature.
Attached hereto as Exhibit C is a copy of the excerpts of the By-laws of The Bank of New York Mellon giving requisite authority to the above-referenced and certain other officers of The Bank of New York Mellon to sign in the name and on behalf of The Bank of New York Mellon, the Application and all other instruments necessary or proper in connection with the Application.
IN WITNESS WHEREOF, The Bank of New York Mellon has caused this certificate to be executed in its corporate name by an officer thereunto duly authorized to be affixed hereto.
Dated: July 20, 2016

THE BANK OF NEW YORK MELLON

By:	/s/ Patricia A. Bicket
Name: Patricia A. Bicket
Title: Corporate Secretary

Exhibit C
EXTRACTS OF THE BY-LAWS OF
 THE BANK OF NEW YORK MELLON
ARTICLE VI
SIGNING AUTHORITIES
SECTION 6.2 Senior Signing Powers. The Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President and any Executive Vice President is authorized to accept, endorse, execute or sign any document, instrument or paper in the name of, or on behalf of, the Bank in all transactions arising out of, or in connection with, the normal course of the Bank's business or in any fiduciary, representative or agency capacity and, when required, to affix the seal of the Bank thereto. In such instances as in the judgment of the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President or any Executive Vice President may be proper and desirable, any one of said officers may authorize in writing, including email and other forms of electronic communication or approval, from time-to-time any other officer to have the powers set forth in this section applicable only to the performance or discharge of the duties of such officer within his or her particular division or function. Any officer of the Bank authorized in or pursuant to Section 6.3 to have any of the powers set forth therein, other than the officer signing pursuant to this Section 6.2, is authorized to attest to the seal of the Bank on any documents requiring such seal.